San West, Inc.

10350 Mission Gorge Road

Santee, California 92071

June 18, 2010

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

San West, Inc. (the “Company”), File No. 333-166337

Gentlemen:

Request is hereby made for the acceleration of the effective date of our registration statement on Form S-1, File No. 333-166337 at 4:00 P.M., Eastern time, on June 21, 2010 or as soon as practicable thereafter.

The Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SAN WEST, INC.

By/s/ Frank J. Drechsler

Frank J. Drechsler

Chief Executive Officer